Special General Meeting of Shareholders of Kitov Pharmaceuticals Holdings Ltd.

Date: July 12, 2017

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Item	For	Against	Abstain	Yes	No
1.	☐	☐	☐		
2.	☐	☐	☐		
2A.				☐	☐
3A.					
3A.i.	☐	☐	☐		
3A.i. a				☐	☐
3A.ii.	☐	☐	☐		
3A.ii. a				☐	☐
3A.iii.	☐	☐	☐		
3A.iii. a				☐	☐
3B.					
3B.i.	☐	☐	☐		
3B.i.a				☐	☐
3B.ii.	☐	☐	☐		
3B.ii.a				☐	☐
3B.iii.	☐	☐	☐		
3B.iii.a				☐	☐
3C.					
3C.i.	☐	☐	☐		
3C.i.a				☐	☐
3C.ii.	☐	☐	☐		
3C.ii.a				☐	☐
3C.iii.	☐	☐	☐		
3C.iii.a				☐	☐
4.	☐	☐	☐		
4A.				☐	☐
5.	☐	☐	☐		
5A.				☐	☐
6.	☐	☐	☐		
6A.				☐	☐
7.	☐	☐	☐		
7A.				☐	☐
8.					
8.i.	☐	☐	☐		
8.i.a				☐	☐
8.ii.	☐	☐	☐		
8.ii.a				☐	☐
8.iii.	☐	☐	☐		
8.iii.a				☐	☐
8.iv.	☐	☐	☐		
8.iv.a				☐	☐
8.v.	☐	☐	☐		
8.v.a				☐	☐

If marked "YES" to any matter requiring a declaration of a "personal interest", please provide details as indicated below: Following are details of my personal interest, as such term is defined in Section 1 of the Companies Law, in the matter(s) of the Proposal(s) for which I marked "YES" as having a personal interest.

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here ____________ Please Date Above

________________ Please Sign Here ____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. →

Special General Meeting of Shareholders of Kitov Pharmaceuticals Holdings Ltd. to be held on July 12, 2017 For Holders as of June 6, 2017

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on July 6, 2017.

To review AGM related materials, including the full Proxy Statement, please visit: http://kitovpharma.investorroom.com/Shareholder-Meetings

PROXY TABULATOR FOR
KITOV PHARMACEUTICALS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

KITOV PHARMACEUTICALS HOLDINGS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on July 6, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Kitov Pharmaceutical Holdings Ltd.** Registered in the name of the undersigned on the books of the Depositary as of the close of business on **June 6, 2017** at the **Special General Meeting** of the Shareholders of **Kitov Pharmaceutical Holdings Ltd.** to be held on **July 12, 2017** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**

2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

1. To approve an increase in the number of ordinary shares reserved under Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to 50,000,000 ordinary shares to qualify for incentive stock options for US Tax purposes.
2. To approve the Compensation Policy, in the form attached as Exhibit A to the Company's Proxy Statement.
   2A. Do you have a Personal Interest in the Matter of Proposal no. 2? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 2)

3A. To approve the Letter of Exemption granted by the Company to the director so named, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.
- 3A.i. Mr. Arye Weber
- 3A.i.a Do you have a Personal Interest in the Matter of Proposal no. 3A.i.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3A.i.)
- 3A.ii. Ms. Revital-Stern-Raff
- 3A.ii.a Do you have a Personal Interest in the Matter of Proposal no. 3A.ii.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3A.ii.)
- 3A.iii. Mr. Ran Tzror
- 3A.iii.a Do you have a Personal Interest in the Matter of Proposal no. 3A.iii.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3A.iii.)

3B. To approve Letter of Indemnity granted by the Company to the director so named, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.
- 3B.i. Mr. Arye Weber
- 3B.i.a Do you have a Personal Interest in the Matter of Proposal no. 3B.i.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3B.i.)
- 3B.ii. Ms. Revital-Stern-Raff
- 3B.ii.a Do you have a Personal Interest in the Matter of Proposal no. 3B.ii.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3B.ii.)
- 3B.iii. Mr. Ran Tzror
- 3B.iii.a Do you have a Personal Interest in the Matter of Proposal no. 3B.iii.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3B.iii.)

3C. To approve the inclusion under the D&O Policy of the Company of the director so named, effective as of the commencement of such director's engagement with the Company.
- 3C.i. Mr. Arye Weber
- 3C.i.a Do you have a Personal Interest in the Matter of Proposal no. 3C.i.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3C.i.)
- 3C.ii. Ms. Revital-Stern-Raff
- 3C.ii.a Do you have a Personal Interest in the Matter of Proposal no. 3C.ii.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3C.ii.)
- 3C.iii. Mr. Ran Tzror
- 3C.iii.a Do you have a Personal Interest in the Matter of Proposal no. 3C.iii.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3C.iii.)

4. To approve that the Company may procure a D&O Insurance Policy, as well as procure in the future additional D&O Insurance Policies, and to include all current as well as future office holders under the coverage of any such D&O Insurance Policies, effective as of the commencement of their engagement with the Company, as set forth under Proposal 4 of the Proxy Statement.
   4A. Do you have a Personal Interest in the Matter of Proposal no. 4? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 4)
5. To approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 5 in the Proxy Statement.
   5A. Do you have a Personal Interest in the Matter of Proposal no. 5? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 5)
6. To approve an amendment to the terms of office and employment of Mr. Isaac Israel a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 6 in the Proxy Statement.
   6A. Do you have a Personal Interest in the Matter of Proposal no. 6? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 6)
7. To approve an amendment to the terms of office and employment of Mr. Simcha Rock a member of the Board of Directors and Chief Financial Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 7 in the Proxy Statement.
   7A. Do you have a Personal Interest in the Matter of Proposal no. 7? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 7)
8. To approve an amendment to the terms of office and employment of the director so named, including the grant of equity-based incentive compensation, as set forth under Proposal 8 in the Proxy Statement.
   - 8.i. Mr. Arye Weber
   - 8.i.a Do you have a Personal Interest in the Matter of Proposal no. 8.i.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 8.i.)
   - 8.ii. Ms. Revital-Stern-Raff
   - 8.ii.a Do you have a Personal Interest in the Matter of Proposal no. 8.ii.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 8.ii.)
   - 8.iii. Mr. Ran Tzror
   - 8.iii.a Do you have a Personal Interest in the Matter of Proposal no. 8.iii.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 8.iii.)
   - 8.iv. Mr. Ido Agmon
   - 8.iv.a Do you have a Personal Interest in the Matter of Proposal no. 8.iv.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 8.iv.)
   - 8.v. Mr. Steven Steinberg
   - 8.v.a Do you have a Personal Interest in the Matter of Proposal no. 8.v.? (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 8.v.)

PROXY TABULATOR FOR
KITOV PHARMACEUTICALS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903